FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F            ☒            Form 40-F            ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

The Offer is not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, and the shares may not be tendered in the offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States.  Accordingly, copies of the tender offer memorandum and any other documents or material relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded in or into the United States or to persons located or resident in the United States.  Any purported tender of shares in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and tenders of shares made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will not be accepted.  For the purposes of this paragraph, the United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

The Offer is not being made and will not be made, directly or indirectly, in or into any other country, including into, Canada, Australia or Japan, where, under its law, the execution of the offer or the posting or distribution of the tender offer memorandum is illegal or contravenes any applicable law, rule or regulation.

Athens, 24 September 2007

National Bank of Greece S.A. announces voluntary  takeover bid in cash of €5.50 per share for  the  23.08% of the share capital of the Greek Societe Anonyme

“THE  ETHNIKI , Hellenic General Insurance Company S.A.”

Part I

National Bank of Greece S.A. (“N.B.G.”) announces a voluntary takeover bid in cash  to the shareholders of the Greek societe anonyme with the trade name “ THE  ETHNIKI, Hellenic General Insurance Company S.A “(“National Insurance”) to acquire all of National Insurance’s shares that NBG does not already own (“the Offer”). National Insurance is listed on the main market of the Athens Stock Exchange (the “ATHEX”).

•                  The Offer Price is €5.50 per share. Based on this Offer Price, National Insurance is valued at €710 million.

•                  The Offer Price represents a premium(i) of 18% in relation to the National Insurance’s closing share price as at 21st September 2007 and a premium of  21%, 11% and 5% in relation to the weighted average share price of the last month, the last three months and last six months respectively.

(i)            Source: Bloomberg

•                  The Offer will be financed from  NBG’s existing available funds in cash.

•                  The Offer is not subject to a minimum acceptance condition or to any other condition.

Mr. Takis Arapoglou, Chairman and CEO of  NBG, said:

“In the current market conditions and taking into account the liquidity of National Insurance’s shares, today’s Offer provides an opportunity to National Insurance’s minority shareholders to re-examine their investment position and if they so desire, to dispose of their investment at an attractive level in relation to the current share price”.

By increasing its shareholding in National Insurance, National Bank of Greece aims at strengthening its cooperation with the company to achieve dynamic growth in bancassurance and realise economies of scale in order to ultimately fulfil National Insurance’s business plan. The Offer marks the completion of the NBG’s long standing effort to simplify and rationalise the Group’s structure.

Background and reasons for the Offer

National Insurance was established by NBG in 1891 as the Greek company of general insurances with the tradename “THE ETHNIKI” and was listed on ATHEX  in 1946. The Offeror has been its largest shareholder ever since and holds shares, which represent 76.92% of National Insurance’s total paid-up share capital and voting rights.

National Insurance is likely to miss its profitability targets for the current year due to the contraction of prices in the general insurance sector brought about by intense competitive pressure.  As a result, the management of National Insurance recognised that the targets, as set out in the 2006-2008 Business Plan, are no longer achievable for the current year.  In addition, National Insurance’s shareholders have not received dividends over the past 3 years and its accumulated losses do not permit the distribution of dividends in the near future.

Nevertheless, in recognition of the long term growth prospects for the Greek insurance market in which National Insurance has a leading position, NBG will continue to support National Insurance’s effort to achieve its targets.  At the same time, NBG will endeavour to further the cooperation between the distribution networks of the two companies and the sale of insurance products to the Bank’s client base. The realisation of such synergies and of cost cutting through the reduction of common or parallel activities of the two companies will be facilitated by an increased share holding of NBG in National Insurance.

In light of the above, NBG decided to offer National Insurance’s minority shareholders the opportunity for an immediate exit from their entire investment.

Timetable

A further announcement will be made on the detailed timetable once the Offer document is approved by the Greek regulator (Capital Markets Commission -”CMC”).

Goldman Sachs International and Morgan Stanley & Co. Limited are acting as exclusive advisors to the Offeror  in connection with the Offer in accordance with article 12 of Law 3461/2006.

PART II

ANNOUNCEMENT REGARDING THE VOLUNTARY TAKEOVER BID

FOR THE PURCHASE OF 29.800.085 REGISTERED VOTING SHARES OF THE GREEK SOCIETE ANONYME  WITH THE TRADE NAME

“THE ETHNIKI, Hellenic General Insurance Company S.A.”

24 September 2007

National Bank of Greece S.A. (“NBG”, or the “Offeror”), a société anonyme with Corporate Registration Number 6062/06/B/86/01 at the Companies Registry of the Ministry of Development and registered seat at the Municipality of Athens, 86, Aiolou Street makes this voluntary takeover bid (the “ Offer”), in accordance with article 6 para 1 of Law 3461/2006 (“the Law”), to holders of common registered shares, each having a nominal value of €2,50 (the “Shareholders” and the “Shares”, respectively) of the Greek société anonyme with the trade name “THE ETHNIKI,

Hellenic General Insurance Company S.A.” with Corporate Registration Number 12840/05/B/86/20 at the Companies Registry of the Ministry of Development and registered seat at the Municipality of Athens (103-105 Siggrou Avenue) (the “Target Company”). The Shares are listed and traded on the Athens Exchange (“ATHEX”).

Goldman Sachs International (“Goldman Sachs”) and Morgan Stanley & Co. Limited (“Morgan Stanley”) are acting jointly as the Offeror’s advisors in connection with the Public Offer, in accordance with article 12 of  said Law. Goldman Sachs International is a company incorporated in England and Wales with a registered office at Peterborough Court, 133 Fleet Street, London.  Goldman Sachs is regulated by the Financial Services Authority of the United Kingdom. Morgan Stanley & Co. Limited is a company incorporated in England and Wales with a registered office at 25 Cabot Square, Canary Wharf, London. Morgan Stanley is regulated by the Financial Services Authority of the United Kingdom.

As at 24  September 2007, the Offeror holds directly ninety nine million three hundred and six thousand and seven hundred fifteen (99.306.715) Shares, which represent 76,92% of the Target Company’s total paid-up share capital and voting rights as at the above date. The total number of Shares issued by the Target Company is a hundred and twenty nine million, one hundred and six thousand and eight hundred (129.106.800).

The  Offer is for all Shares which were not already held by the Offeror as at 24 September 2007, namely twenty nine million eight hundred thousand and eighty five (29.800.085) Shares, which represent 23,08% of the Target Company’s total paid-up share capital and voting rights at that date (the “ Offer Shares”). The Target Company’s total paid-up share capital does not include any other shares.

The Offeror intends to acquire the Offer Shares together with existing and future rights deriving therefrom, provided that the Offer Shares and such rights are free and clear of all encumbrances, pledges, mortgages, restrictions, liens, charges or other third party rights.

The Offer shall remain effective irrespective of the number of  Offer Shares that will have been validly tendered by the end of the acceptance period. The Offer is not subject to a minimum acceptance condition.

The Offeror also intends to purchase Shares in the open market from the day of the announcement until the end of the acceptance period at a price which will not exceed the Offer Price (as defined below).

In accordance with article 9 of the Law, the Offeror offers to pay €5.50 in cash for each  Offer Share for which the  Offer is validly accepted (the “Offer Price”).

The Offeror will assume the payment of the 0.08% settlement fees imposed on the off-exchange transfer of the Offer Shares offered by the Accepting Shareholders (as defined below) who will, therefore, receive net the full amount of the Offer Price.

IMPORTANT NOTICE

The Offer (as defined above) is addressed to the shareholders of the Greek société anonyme, under the trade name “THE ETHNIKI”, Hellenic General Insurance Company S.A.” (the “Target Company”), in accordance with the Law 3461/2006 on the “Implementation of EU Directive 2004/25/EC on takeover bids” and is only addressed to persons to whom it may lawfully be made.

In particular, in order to comply with the laws in force in the countries below, the Offer is not being made by any means, directly or indirectly, to or in any country where, under its law, the execution of this  Offer or the posting or distribution of the Information Memorandum is illegal or contravenes any applicable law, rule or regulation (each an “Excluded Territory” and, together, the “Excluded Territories”).

Accordingly, copies of the present Announcement and any related document or material will not be mailed or otherwise forwarded, distributed or sent by anybody to, into or from, the Excluded Territories.

NATIONAL BANK OF GREECE

PRESS RELEASE

Private Placement of Shares in Hellenic Exchanges S.A. Final Price fixed at €22.50 per share
Athens, 26 September 2007

National Bank of Greece (“NBG”) announces the successful placement of 3,559,961 shares of Hellenic Exchanges S.A. (“HELEX”) owned by NBG via an accelerated bookbuilding process. Strong demand was seen for the placement from both international and domestic institutional investors. The final price was fixed at € 22.50 per share equal to yesterday’s closing price.

Credit Suisse and NBGI acted as joint bookrunners and National Securities acted as selling agent in Greece.

This press release does not in any manner constitute nor should it be characterised, considered or regarded as an invitation to the public to invest or as an invitation for collection of the public’s savings nor an advertisement, notification, statement or announcement soliciting investment in the shares of NBG or HELEX.

THIS PRESS RELEASE IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES DESCRIBED HEREIN.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING THE HELLENIC REPUBLIC. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION. NO PUBLIC OFFERING OF SECURITIES IS BEING MADE IN THE UNITED STATES.

This communication is for distribution only to and is directed only at persons falling within Article 19 or Article 49 of The Financial Services and Markets Act 2000 (Financial Promotion) Order as persons having professional experience in matters relating to investments or meeting the asset tests set out in Article 49 and to persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, AUSTRALIA OR JAPAN.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 26th September, 2007	Chairman - Chief Executive Officer